# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: XCF Global, Inc., CIK 0002019793
CUSIP: 98400U103
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2500 CityWest Blvd., Suite 150-138, Houston, Texas (TX), 77042
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001975444

## Reporting persons
- Brown Stone Capital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 19,659,767; shared voting power 0; sole dispositive power 19,659,767; shared dispositive power 0; aggregate amount beneficially owned 19,659,767 (4.7% of the class)
  Comment: The percentage of class is based on 415,296,896 shares of the issuer's Class A common stock outstanding, as reported in the prospectus supplement filed by the issuer with the Securities and Exchange Commission (the "SEC") on September 23, 2026.
- Montazeri Nima: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 19,659,767; shared voting power 0; sole dispositive power 19,659,767; shared dispositive power 0; aggregate amount beneficially owned 19,659,767 (4.7% of the class)
  Comment: The percentage of class is based on 415,296,896 shares of the issuer's Class A common stock outstanding, as reported in the prospectus supplement filed by the issuer with the SEC on September 23, 2026.

## Item 1. Issuer
Name of issuer: XCF Global, Inc.
Address of issuer's principal executive offices: 2500 CityWest Blvd. Suite 150-138 Houston TX 77042

## Item 2. Person Filing
Name of person filing: Brown Stone Capital, Ltd.
Address of principal business office or, if none, residence: Rear No. 2 Glenthorne Road, London, United Kingdom, N11 3HT
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 19,659,767.00
Percent of class: 4.7%
Sole power to vote or to direct the vote: 19,659,767.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 19,659,767.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Brown Stone Capital Ltd: /s/ Nima Montazeri, President (09/30/2026)
- Montazeri Nima: /s/ Nima Montazeri, Nima Montazeri (09/30/2026)